SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of February 2006
Enel Società per Azioni
Viale Regina Margherita 137
00198, Rome
Italy
          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F           ☑                               Form 40-F           ☐
          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes           ☐                               No          ☑
          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Certain of the information included in this Report is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially. The Company’s core business includes the generation, distribution and sale of electricity and the distribution and sale of gas. The Company also has investments in the telecommunications sector and certain other activities. The Company’s outlook is predominately based on its interpretation of what it considers to be the key economic factors affecting its businesses. Forward-looking statements with regard to the Company’s businesses involve a number of important factors that are subject to change, including: the many interrelated factors that affect customers’ demand, including general economic conditions, industry trends, and increased competition in each of the Company’s markets; the Company’s ability to implement successfully its cost reduction program; the Company’s ability to implement its strategy to focus on its core energy business; future capital expenditure and investments; legislation, particularly that relating to the regulation of the markets for electricity and other public utility services, tariff regimes, the environment, trade and commerce and infrastructure development; the actions of competitors in various industries in which the Company competes; production difficulties, including capacity and supply constraints; labor relations; interest rates and currency exchange rates; political and civil unrest; and other risks and uncertainties.

The information included in this Report has been given to Commissione Nazionale per le Società e la Borsa (CONSOB), the Italian public authority regulating Italian capital markets, and/or to Borsa Italiana S.p.A., the company owning and managing the Mercato Telematico Azionario, the Italian automated screen-based trading system on which the ordinary shares of Enel Società per Azioni are listed, or is otherwise furnished pursuant to General Instruction B to the General Instructions to Form 6-K.
     Table of contents:

-	Press Release dated February 8, 2006;
-	Notice of a change in the share capital of Enel S.p.A. dated February 8, 2006;
-	Notices relating to trading of Enel shares by Senior Management dated from February 2, 2006 to February 8, 2006.

Press Release
ENEL COMPLETES TRANSFER OF WIND TO WEATHER
•	The second and final phase of the sale of Wind to Weather has been completed.

•	Enel has sold 6.28% of Wind to a Weather subsidiary for a consideration of 328 million euro.

•	Enel has increased its stake in Weather to 26.1% following the contribution of its remaining 30.97% shareholding in Wind.
Rome, February 8, 2006 – Enel S.p.A. (Enel) and Weather Investments S.r.l. (Weather), a company owned by the family of the Egyptian businessman, Naguib Sawiris, have completed the second and final phase of the disposal of Wind Telecomunicazioni S.p.A. (Wind) to Weather, in line with the provisions of the agreements signed by the parties on May 26, 2005, which also envisaged a call option that Weather chose to exercise on January 16, 2006.
Today, Enel sold a 6.28% stake in Wind to a subsidiary of Weather for a consideration of 328 million euro cash.
Enel also contributed its remaining 30.97% stake in Wind (valued at about 1,655 million euro by an independent appraiser engaged by Enel) to Weather in exchange for Weather shares. This brings Enel’s total stake in Weather to 26.1%. Enel’s shareholding in Weather is restricted by a series of lock-up undertakings to permit Weather to proceed with its plan to become a listed company when market conditions are favourable.
As a result of the transaction, Weather is now, directly and indirectly, the sole owner of Wind. It also holds indirectly a 50% +1 share stake in Orascom Telecom Holding SAE (one of the largest mobile telephony operators in Africa, the Middle East and Asia, listed on the stock exchanges of Alexandria and Cairo as well as London) since the completion of the first phase of the transaction. The current market value of this stake in Orascom, based upon prices on the London Stock Exchange, is US$6,963 million.
Overall, the Weather Group has paid to Enel Group 3,009 million euro cash and granted it a

26.1% stake in Weather worth about 1,960 million euro (equal to the sum of: (i) 305 million euro paid by Enel to purchase 5.2% of Weather during the first phase of the transaction and (ii) about 1,655 million euro, which is the current value of the 30.97% of Wind contributed today) for the purchase of Wind. Enel was also able to deconsolidate about 7 billion euro in Wind debt starting August 11, 2005 upon the completion of the first phase of the transaction. To finance the purchase and to pay Enel a portion of the cash due, the Weather Group obtained loans in the aggregate amount of about 2,950 million euro.
Fulvio Conti, Enel’s CEO stated: “The disposal of Wind is proceeding on schedule, in line with Enel’s stated strategy of exiting the TLC business and expanding its operations in electricity and gas, both in Italy and abroad.”
On the basis of the consolidated figures for 2004, approved by the Shareholders’ Meeting on March 24, 2005, Wind posted revenues of 4,714 million euro, up 7.6% on the 4,383 million euro recorded in 2003, EBITDA of 1,554 million euro, an increase of 53.8% over the 1,010 million euro in 2003, and EBIT of 41 million euro, compared with the negative result of 384 million euro the previous year.
Additionally, on the basis of the consolidated figures at September 30, 2005, approved by the Board of Directors on November 7, 2005, Wind posted revenues of 3,481 million euro, down 1.5% on the 3,533 million euro at September 30, 2004, and EBITDA of 1,212 million euro, a growth of 3.5% from the 1,171 million euro for the same period the previous year. Net of non-recurring income related to the turnover contribution1, revenues at September 30, 2005 would have been 3,426 million euro, a 2.6% rise over the 3,339 million euro at September 30, 2004 and EBITDA would have amounted to 1,157 million euro, up 18.4% on the 977 million euro at September 30, 2004. During the first nine months of 2005, Wind posted EBIT of 205 million euro, an increase of 253% on the 58 million euro the year-earlier corresponding period. At September 30, 2005 net financial debt stood at 6,619 million euro compared with 6,938 million euro posted on December 31, 2004.
On the basis of consolidated figures at September 30, 2005, Orascom posted revenues of 14,452 million Egyptian pounds (8,854 million in the first nine months of 2004, +63.2%), EBITDA of 6,033 million Egyptian pounds (4,652 million in the first nine months of 2004, +29.7%), EBIT of 4,369 million Egyptian pounds (3,378 million in the first nine months of 2004, +29.3%) and net financial debt of 9,451 million Egyptian pounds (5,343 million in the first nine months of 2004, +76.9%). The exchange rate value of euro versus Egyptian pound yesterday in London was 6.8491.

[1]	Non-recurring income deriving from the recovery of the annual contributions paid to the Ministry of Communications that were assessed in previous years and which are no longer due pursuant a decision of the European Court of Justice.

Notice of a change in the share capital of Enel S.p.A.
Enel S.p.A. informs the market of the new composition of its share capital (entirely subscribed and paid up) following the partial execution – during the period between January 16, 2006 and January 27, 2006 – of the resolution to increase the aforesaid capital adopted by the Board of Directors at its meeting on March 30, 2005 for the Stock-option Plan for the year 2004. Specifically, in the aforesaid period between January 16, 2006 and January 27, 2006 a total of 336,350 ordinary Enel S.p.A. shares were issued and subscribed, all regarding the Stock-option Plan for the year 2004.
The Board of Directors had been specifically authorized to resolve such capital increase by the extraordinary Shareholders’ Meeting of May 21, 2004. The attestation regarding the new amount of the share capital was filed for recording with the register of companies in Rome on February 8, 2006.

	Current share capital			Previous share capital
			Par value			Par value
	Euro	N. of shares	each	Euro	N. of shares	each
Total	6,157,489,596	6,157,489,596	1 Euro	6,157,153,246	6,157,153,246	1 Euro

Of which:
Ordinary shares	6,157,489,596	6,157,489,596	1 Euro	6,157,153,246	6,157,153,246	1 Euro

(rank for dividend pari passu: January 1, 2005) current coupon number 7

Notices relating to trading of Enel shares by Senior Management

Company: Enel S.p.A.
Reference period: 1st quarter (January – March) 2006
Disclosure:	periodic		immediate		delayed
Declarer: Andrea Brentan				Title: Head of International Department Enel S.p.A.
Disclosure of transactions referred to in article 2.6.4, paragraph 1, letter a), of the Market Regulations, as well as of convertible bonds
Amount paid/received
		Financial				in the
Date	Transaction [2]	instrument [3]	ISIN code	Quantity	Unit price	transaction	Source [4]
February 2, 2006	S	AZO Enel	IT0003128367	85,938	€5.240	€450,315.12	Exercise of stock options
February 2, 2006	V	AZO Enel	IT0003128367	85,938	€6.950	€597,269.10	Market transaction
			Sub-TOTAL (A) [5]			€ 1,047,584.22

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letters b) e c), of the Market Regulations, with the exclusion of convertible bonds
						Actual			Potential				Fea-
					Underlying	investment/disinvestment			investment/disinvestment				tures [10]
		Financial		ISIN	financial		Unit			Unit
Date	Transaction [6]	instrument [7]	Category [8]	code	instrument [9]	Qty	price	Amount	Qty	price	Amount
—	—	—	—	—	—	—	—	—	—	—	—		—
									Sub—TOTAL (B) [11]			0
									TOTAL (A) + (B)		€1,047,584.22

2 Indicate the kind of transaction:
A = Purchase;
V = Sale;
S = Subscription;
O = other, in which case specify.
3 Indicate the financial instrument involved in the transaction:
AZO = ordinary shares;
AZP = preferred shares;
AZR = saving shares;
OBCV = convertible bonds;
O = other, in which case specify the financial instrument.
Also indicate the company that issued the financial instrument involved in the transaction.
4 Indicate the kind of action from which the transaction derives:
-      market transaction;
-     off-market transaction;
-     conversion of convertible bonds;
-     exercise of stock options or preemptive rights;
-     exercise of warrants;
-     exercise of derivative instruments or covered warrants;
-     other, in which case specify.
5 Indicate the total amount of the transactions listed in the form.
6 Indicate the kind of transaction:
A = Purchase;
V = Sale;
O = other, in which case specify.
7 Indicate the kind of derivative financial instrument involved in the transaction:
W = warrants;
OPZ = options;
PR = traditional option contracts;
CW = covered warrants;
O = other, in which case specify.
8 Indicate the category of derivative financial instrument involved in the transaction:
C = call;
P = put;
O = other, in which case specify.
9 Indicate the financial instrument underlying the derivative contract (or the warrant or covered warrant) and the company that issued such financial instrument.
10 Indicate the main conditions characterizing the derivative financial instrument (or the warrant or covered warrant) involved in the transaction (including at least: strike price, exercise ratio and expiry date).
11 Indicate the total amount of the transactions listed in the form, calculated taking in consideration the potential investment/disinvestment.

Company: Enel S.p.A.
Reference period: 1st quarter (January – March) 2006
Disclosure:		periodic	immediate		delayed
Declarer: Alessandro Bufacchi				Title: Director of Information & Communication Technology Department Enel S.p.A
Disclosure of transactions referred to in article 2.6.4, paragraph 1, letter a), of the Market Regulations, as well as of convertible bonds
						Amount paid/received
		Financial				in the
Date	Transaction	instrument	ISIN code	Quantity	Unit price	transaction	Source
February 7, 2006	V	AZO Enel	IT0003128367	1,500	€6.820	€10,230.00	Market transaction
February 8, 2006	S	AZO Enel	IT0003128367	24,150	€6.242	€150,744.30	Exercise of stock options
February 8, 2006	V	AZO Enel	IT0003128367	24,150	€6.900	€166,635.00	Market transaction
February 8, 2006	S	AZO Enel	IT0003128367	85,938	€5.240	€450,315.12	Exercise of stock options
February 8, 2006	V	AZO Enel	IT0003128367	85,938	€6.900	€592,972.20	Market transaction
			Sub-TOTAL (A)			€ 1,370,896.62

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letters b) e c), of the Market Regulations, with the exclusion of convertible bonds
						Actual			Potential				Fea-
					Underlying	investment/disinvestment			investment/disinvestment				tures
		Financial		ISIN	financial		Unit			Unit
Date	Transaction	instrument	Category	code	instrument	Qty	price	Amount	Qty	price	Amount
—	—	—	—	—	—	—	—	—	—	—	—		—
									Sub—TOTAL (B)			0
									TOTAL (A) + (B)		€ 1,370,896.62

For an explanation of certain information presented in the table above, please see the notes to the corresponding cell in the first table presented in these “Notices relating to trading of Enel shares by Senior Management”
*****

Company: Enel S.p.A.
Reference period: 1st quarter (January – March) 2006
Disclosure:		periodic	immediate		delayed
Declarer: Antonio Cardani				Title: Director of Audit Department Enel S.p.A.
Disclosure of transactions referred to in article 2.6.4, paragraph 1, letter a), of the Market Regulations, as well as of convertible bonds
Amount paid/received
		Financial				in the
Date	Transaction	instrument	ISIN code	Quantity	Unit price	transaction	Source
February 2, 2006	S	AZO Enel	IT0003128367	85,938	€5.240	€450,315.12	Exercise of stock options
February 2, 2006	V	AZO Enel	IT0003128367	85,938	€6.990	€600,706.62	Market transaction
			Sub-TOTAL (A)			€ 1,051,021.74

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letters b) e c), of the Market Regulations, with the exclusion of convertible bonds
						Actual			Potential				Fea-
					Underlying	investment/disinvestment			investment/disinvestment				tures
		Financial		ISIN	financial		Unit			Unit
Date	Transaction	instrument	Category	code	instrument	Qty	price	Amount	Qty	price	Amount
—	—	—	—	—	—	—	—	—	—	—	—		—
									Sub—TOTAL (B)			0
									TOTAL (A) + (B)		€ 1,051,021.74

For an explanation of certain information presented in the table above, please see the notes to the corresponding cell in the first table presented in these “Notices relating to trading of Enel shares by Senior Management”
*****

Company: Enel S.p.A.
Reference period: 1st quarter (January – March) 2006
Disclosure:		periodic	immediate		delayed
Declarer: Salvatore Cardillo				Title: Director of legal Department Enel S.p.A.
Disclosure of transactions referred to in article 2.6.4, paragraph 1, letter a), of the Market Regulations, as well as of convertible bonds
Amount paid/received
		Financial				in the
Date	Transaction	instrument	ISIN code	Quantity	Unit price	transaction	Source
February 2, 2006	S	AZO Enel	IT0003128367	85,938	€5.240	€450,315.12	Exercise of stock options
February 2, 2006	V	AZO Enel	IT0003128367	85,938	€6.990	€600,706.62	Market transaction
			Sub-TOTAL (A)			€ 1,051,021.74

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letters b) e c), of the Market Regulations, with the exclusion of convertible bonds
						Actual			Potential				Fea-
					Underlying	investment/disinvestment			investment/disinvestment				tures
		Financial		ISIN	financial		Unit			Unit
Date	Transaction	instrument	Category	code	instrument	Qty	price	Amount	Qty	price	Amount
—	—	—	—	—	—	—	—	—	—	—	—		—
									Sub—TOTAL (B)			0
									TOTAL (A) + (B)		€ 1,051,021.74

For an explanation of certain information presented in the table above, please see the notes to the corresponding cell in the first table presented in these “Notices relating to trading of Enel shares by Senior Management”
*****

Company: Enel S.p.A.
Reference period: 1st quarter (January – March) 2006
Disclosure: periodic			immediate		delayed
Declarer: Luigi Ferraris				Title: Director of Administration, Planning and Control Department Enel S.p.A.
Disclosure of transactions referred to in article 2.6.4, paragraph 1, letter a), of the Market Regulations, as well as of convertible bonds
						Amount paid/received
		Financial				in the
Date	Transaction	instrument	ISIN code	Quantity	Unit price	transaction	Source
February 8, 2006	S	AZO Enel	IT0003128367	85,938	€5.240	€450,315.12	Exercise of stock options
February 8, 2006	V	AZO Enel	IT0003128367	85,938	€6.900	€592,972.20	Market transaction
February 8, 2006	S	AZO Enel	IT0003128367	67,500	€6.242	€421,335.00	Exercise of stock options
February 8, 2006	V	AZO Enel	IT0003128367	67,500	€6.900	€465,750.00	Market transaction
			Sub-TOTAL (A)			€ 1,930,372.32

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letters b) e c), of the Market Regulations, with the exclusion of convertible bonds
						Actual			Potential				Fea-
					Underlying	investment/disinvestment			investment/disinvestment				tures
		Financial		ISIN	financial		Unit			Unit
Date	Transaction	instrument	Category	code	instrument	Qty	price	Amount	Qty	price	Amount
—	—	—	—	—	—	—	—	—	—	—	—		—
									Sub—TOTAL (B)			0
									TOTAL (A) + (B)		€ 1,930,372.32

For an explanation of certain information presented in the table above, please see the notes to the corresponding cell in the first table presented in these “Notices relating to trading of Enel shares by Senior Management”
*****

Company: Enel S.p.A.
Reference period: 1st quarter (January – March) 2006
Disclosure: periodic			immediate		delayed
Declarer: Eugenio Vaccari				Title: Head of Department of Legal Affairs Enel Produzione S.p.A.
Disclosure of transactions referred to in article 2.6.4, paragraph 1, letter a), of the Market Regulations, as well as of convertible bonds
Amount paid/received
		Financial				in the
Date	Transaction	instrument	ISIN code	Quantity	Unit price	transaction	Source
February 3, 2006	S	AZO Enel	IT0003128367	37,893	€5.240	€198,559.32	Exercise of stock options
February 3, 2006	V	AZO Enel	IT0003128367	37,893	€6.960	€263,735.28	Market transaction
			Sub-TOTAL (A)			€ 462,294.60

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letters b) e c), of the Market Regulations, with the exclusion of convertible bonds
						Actual			Potential				Fea-
					Underlying	investment/disinvestment			investment/disinvestment				tures
		Financial		ISIN	financial		Unit			Unit
Date	Transaction	instrument	Category	code	instrument	Qty	price	Amount	Qty	price	Amount
—	—	—	—	—	—	—	—	—	—	—	—		—
									Sub—TOTAL (B)			0
									TOTAL (A) + (B)		€ 462,294.60

For an explanation of certain information presented in the table above, please see the notes to the corresponding cell in the first table presented in these “Notices relating to trading of Enel shares by Senior Management”
*****

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Società per Azioni

By:	/s/ Avv. Claudio Sartorelli

Name: Avv. Claudio Sartorelli
Title: Secretary of Enel Società per Azioni
Dated: February 8, 2006